[GRAPHIC OMITTED][ACERGY]

           Transparency Directive Information on Issued Share Capital
                                and Voting Rights

London, England - February 20, 2008 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announces that following requirements of Luxembourg Law introduced on January 11, 2008, implementing Directive 2004/109/CE (the Transparency Directive), Acergy S.A. would today like to notify the market of the following:

As at 19 February 2008, the issued share capital of Acergy SA consisted of 194,953,972 listed shares of nominal value, each with voting rights so that the total number of voting rights is 194,953,972.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, Acergy S.A.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Contacts:
Karen Menzel
Acergy S.A.
+44 (0)20 7290 1744
karen.menzel@acergy-group.com

www.acergy-group.com

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